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EXHIBIT 11.1
STATEMENT OF COMPUTATION OF PER SHARE EARNINGS
 (in thousands, except per share amounts)
                            Three Months Ended December 31,
					                                     1995 		    1996
Net income						                     $     299 	$     118
Weighted average number of common stock
outstanding(using as-converted method)  	9,252   		11,129
Number of common stock equivalents as
a result of stock options outstanding
using the treasury stock method            236 	   	1,318
Number of common stock issued and
stock options granted in accordance
with Staff Accounting Bulletin No. 83	     369      		-
Shares used in per share calculation		 		9,857		   12,447
Net income per share				            	$    0.03   	$  0.01
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